                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2006

                        Commission File Number 333-101591

                          GERDAU AMERISTEEL CORPORATION

                       4221 W. Boy Scout Blvd., Suite 600
                              Tampa, Florida 33607

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether by furnishing the information contained in this
     Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

                       EXHIBIT LIST

Exhibit   Description
-------   -----------
  99.1    Quarterly Report for the fiscal quarter ended September 30, 2006
  99.2    Certifications pursuant to Canadian law

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2006

                                        GERDAU AMERISTEEL CORPORATION


                                        By: /s/ Robert E. Lewis
                                            ------------------------------------
                                        Name: Robert E. Lewis
                                        Title: Vice-President, General Counsel
                                               and Corporate Secretary